SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number 000-38512

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 804, 322 11th Avenue SW

Calgary, Alberta, Canada T2R 0C5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 included with this report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Oncolytics Biotech Inc. (File No. 333-281009), as amended or supplemented.

INFORMATION FURNISHED

On April 10, 2025, Oncolytics Biotech Inc. (the “Registrant”) entered into a purchase agreement (the “Purchase Agreement”) with Alumni Captial LP.

DOCUMENTS FILED

EXHIBIT NUMBER	DESCRIPTION

99.1	Purchase Agreement dated April 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: April 10, 2025	By:	/s/ Kirk Look
Kirk Look
Chief Financial Officer